UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 19, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

Notification of an acquisition of beneficial interest in securities

Johannesburg, 19 December 2019: In accordance with section 122(3)(b) of the Companies Act 71 of 2008 (the Act), Regulation 121(2)(b) of the Companies Act Regulations, 2011 and paragraph 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) has received formal notification that Investec Asset Management Proprietary Limited has increased its total shareholding from 4.9599% to 5.3343% of the total issued shares of the Company.

Sibanye-Stillwater has, as required by section 122(3)(a) of the Act filed the required notice with the Takeover Regulation Panel.

Ends.

Contacts:
Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

The information in this announcement may contain forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited's (trading as Sibanye-Stillwater) ("Sibanye-Stillwater" or the "Group") financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as "will", "forecast", "potential", "estimate", "expect" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group's Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are cautioned not to place undue reliance on such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 19, 2019

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer